

April 19, 2012

Via E-Mail
Mr. Ulrich Michel
Chief Financial Officer
WABCO Holdings, Inc.
One Centennial Avenue
P.O. Box 6820
Piscataway, New Jersey 08855-6820

> **Re:** **WABCO Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 17, 2012**
> **File No. 001-33332**

Dear Mr. Michel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing an amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K For the Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for 2011 Compared with 2010, page 27

1. We note that your discussion of the changes in the results of operations focuses on sales and gross profit. Please revise to also discuss and analyze cost of sales . Because gross profit is impacted by both sales and cost of sales, we believe a separate discussion of cost of sales results is appropriate.

2. In addition, please describe the significant cost components which comprise cost of sales such that an investor may better understand the nature of the costs within cost of sales.

Capital Expenditures, page 36

3. Please revise to disclose an estimate of the amount of expected capital expenditures for the next fiscal year.

Audited Financial Statements

Consolidated Statements of Operations, page 42

4. We note that your disclosure of net income represents the amount calculated as "net income including noncontrolling interests" less "net income attributable to noncontrolling interests." Please note that the measure "net income" should include the amounts attributable to noncontrolling interests. The amount on the statement of operations that represents net income less the amounts attributable to noncontrolling interests should be titled "net income attributable to Company (or Parent)." Please revise accordingly. See guidance in ASC 810-10-45-19 and example of presentation in ASC 810-10-55-4J.

Note 17. Related Party Transactions, page 67

5. We note from your disclosure in Note 17 that you have three fully consolidated joint ventures. Please tell us and disclose in the notes to the financial statements, the percentage of your ownership interest in these joint ventures. If your ownership interest is less than 51% please explain to us why you believe it is appropriate to consolidate these joint ventures.

Exhibit 24.1

6. Please amend to provide signed copies of power of attorney rather than a blank "form of."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or Max Webb at (202) 551-3755 with any other questions. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief